Exhibit 8.1

May 26, 2005

To the Addressees Listed on Schedule I Attached Hereto

Re:	Accredited Mortgage Loan Trust 2005-2

Ladies and Gentlemen:

We have acted as tax counsel to Accredited Mortgage Loan Trust 2005-2, a Delaware statutory trust (the “Trust”) in connection with the issuance of Asset-Backed Notes, Series 2005-2, Class A-1, Class A-2A, Class A-2B, Class A-2C, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Notes (collectively, the “Notes”) by the Trust under an Indenture, dated as of May 1, 2005 (the “Indenture”), between the Trust as Issuer and Deutsche Bank National Trust Company, as Indenture Trustee. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Appendix to the Indenture.

As tax counsel, we have reviewed such documents as we deemed appropriate for the purposes of rendering the opinions set forth below, including the following: (i) the Indenture, (ii) a Trust Agreement dated as of May 18, 2005, and amended and restated by the Amended and Restated Trust Agreement, dated May 26, 2005, between U.S. Bank Trust National Association as Owner Trustee, Accredited Home Lenders, Inc. as Sponsor (the “Sponsor”) and Accredited Mortgage Loan REIT Trust as Seller, (iii) the Prospectus Supplement, dated May 24, 2005 along with the underlying Prospectus, dated May 14, 2004, and (iv) other documents and matters of fact and law as we deem necessary for purposes of rendering the opinions set forth below. In addition, in conducting our analysis we have relied on certain representations made to us by the Sponsor and the representative of its underwriters.

We have examined the questions of whether the Notes issued under the Indenture will be treated as indebtedness and how the Trust will be taxed for federal income tax purposes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. The opinion of tax counsel is not binding on the courts or the Internal Revenue Service (the “IRS”).

In general, whether a transaction constitutes the issuance of indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon the economic substance of the instruments and the transaction pursuant to which they are issued

To the Addressees Listed on Schedule I Attached Hereto

May 26, 2005

rather than the form of the transaction or the manner in which the instruments are labeled. No transaction closely comparable with the transaction contemplated by the Indenture has been the subject of any Treasury regulation, revenue ruling or judicial decision. The IRS and the courts have set forth various factors to be taken into account in determining whether or not a transaction constitutes the issuance of indebtedness for federal income tax purposes, which we have reviewed as they apply to this transaction.

Based upon the foregoing, and such legal and factual investigations as we have deemed appropriate, we are of the opinion that for federal income tax purposes:

1. The Notes, other than Notes held by the owner of the Trust Certificates, will be characterized as indebtedness because (a) the characteristics of the Notes strongly indicate that in economic substance the transaction is the issuance of indebtedness, (b) the form of the transaction is an issuance of indebtedness and (c) the parties have stated unambiguously their intention to treat the Notes as indebtedness for tax purposes.

2. Assuming compliance with the terms of the Trust Agreement and the related documents, and as long as the Trust Certificates are held by a real estate investment trust (“REIT”) or a “qualified REIT subsidiary” within the meaning of Section 856 of the Code, the Trust will be treated as a qualified REIT subsidiary and will not be characterized as an association (or a publicly traded partnership) taxable as a corporation.

This opinion letter is rendered as of the Closing Date, at the request of the addressees hereof, for the sole benefit of each addressee, and no other person or entity is entitled to rely hereon without our prior written consent. We express no opinion on any matter not discussed in this letter and we undertake no obligation to update this letter or the opinions contained herein after the date hereof.

Very truly yours,

/s/ Dewey Ballantine LLP

SCHEDULE I

Accredited Home Lenders, Inc. 15090 Avenue of Science San Diego, California 92128	Barclays Capital Inc. 200 Park Avenue New York, New York 10166

Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center, 10th Floor New York, New York 10080	Goldman, Sachs & Co. 85 Broad Street New York, New York 10004

Moody’s Investors Service, Inc. 99 Church Street New York, New York 10007	Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036

Accredited Mortgage Loan Trust 2005-2 c/o U.S. Bank Trust National Association 209 South LaSalle Street, Suite 300 Chicago, Illinois 60604	Deutsche Bank National Trust Company 1761 East St. Andrew Place Santa Ana, California 92705-4934

U.S. Bank Trust National Association 209 South LaSalle Street, Suite 300 Chicago, Illinois 60604	Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies 55 Water Street New York, New York 10004

Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019	Accredited Mortgage Loan REIT Trust 15090 Avenue of Science San Diego, California 92128

Dominion Bond Rating Service, Inc. 55 Broadway, 15th Floor New York, New York 10006	Credit Suisse First Boston International One Cabot Square London E14 40J, England